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                                                                      EXHIBIT 11


                        COMPUTATION OF PER SHARE EARNINGS

                                                  Three Months Ended
                                           March 25, 1998        March 25, 1997
                                           --------------        --------------
   Net Income                              $ 7,651,000           $ 7,242,000


   Shares used to compute
      earnings per share - Basic            19,269,244            19,222,200


   Earnings Per Share - Basic                    $0.40                 $0.38



   Shares used to compute
      earnings per share including
      common stock equivalents - Diluted    19,399,576            19,381,039

   Earnings Per Share - Diluted                  $0.39                 $0.37





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